November 23, 2021

Via Email

Gary F. Murtagh
C. M. Life Insurance Company
1295 State Street
Springfield, MA 01111
gmurtagh@massmutual.com

       Re:     C. M. Life Variable Life Separate Account I
               Registration Statement on Form N-6
               File No. 333-259818

Dear Mr. Murtagh:

        On September 27, 2021, you filed a registration statement on Form N-6 on behalf of C. M.
Life Insurance Company (the    Company   ) and its separate account, C. M. Life
Variable Life
Separate Account I (the    Registrant   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                              General

1. Please advise whether there are any types of guarantees or support agreements with third
parties to support any of the Company   s obligations under the contract or
whether the Company will
be solely responsible for payment of contract benefits.

2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

3. Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

                                             Prospectus

Page 1     Cancellation Legend

4.      In the last sentence of this paragraph, disclosure states,    You
should review the prospectus,
or consult with your investment professional, for additional information about the specific
calculation terms that apply.    Please change    calculation    to
cancellation,    or confirm that you
intended to use    calculation.    See Item 1.a.8. of Form N-6.

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Page 5     Important Information You Should Consider About the C. M. Life
Electrum Select
Life Insurance Policy

5. Please ensure that the headings at the top of the columns are centered. See Item 2 of Form
N-6.

Page 5     Ongoing Fees and Expenses

6. In the description of ongoing fees and expenses, disclosure states, Those fees and expenses may be based on characteristics of the Insured (e.g., age, sex, and risk
classification).    Please
change    may be    to    are set.    See Item 2, Instruction 2.c.i. of Form
N-6.

7.    Please confirm that amounts listed in the    Annual Fee    table will be
based on gross
expenses (before fee waivers). See Item 2, Instruction 2.c.ii.A. of Form N-6.

Page 8     Investment Professional Compensation

8.     The last sentence states,    This conflict of interest may influence
your registered
representative to recommend this policy over another investment.    Please add
  offer or    before
   recommend.    See Item 2, Instruction 3.e.6.a. of Form N-6.

Page 11     Transfer Fee

9.    In the heading titled,    Transfer Fee,    please revise to state,
Transfer Fees.    See Item 4 of
Form N-6.

Page 21     Mortality & Expense Credit

10.     In the first sentence, Appendix B is titled,    Mortality & Expense
Credit.    Elsewhere,
including Appendix B, the title is    Mortality and Expense Risk Credit.
Please revise to be
consistent.

11. Please supplementally provide more detail about the purpose and mechanics of the Mortality
& Expense Risk Credit. It is unclear what you mean by    payments    received
from certain
investment funds.

Page 23     Purchasing a Policy

12.    Please state the minimum subsequent premium. See Item 9.a.1. of Form
N-6.

                              Statement of Additional Information

Non-Principal Risks

13. Please confirm that all non-principal risks have been disclosed or that there are none. See
Item 21 of Form N-6.


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                                                 Part C

Hyperlinks

14. Please ensure that all exhibits listed in Part C include a hyperlink (e.g., Exhibit (h)i.n. Lord
Abbett Series Funds 1. Fund Participation Agreement as of February 7, 2017). See Item 30,
Instruction 4 of Form N-6.

Exhibit (r)     Initial Summary Prospectus

15. Please ensure that all changes applied in response to comments made on the statutory prospectus are also applied to the initial summary prospectus.

Exhibits     General

16. Please file any missing exhibits, including the opinion and consent of counsel and the
auditor   s consent.


                                        *    *    *        *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Lisa N. Larkin
                                                           Senior Counsel



cc:    Keith Carpenter, Senior Special Counsel
       Christian Sandoe, Assistant Director

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